Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 | A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the registrar and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Annual General Stockholders' Meeting to be exclusively held online on April 27, 2021, 11:00 a.m., with the purpose to:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoescominvestidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IIC3Q==&linguagem=en		Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
2	Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2020:		Approve	8,913,315	98.53771
			Reject	-	-
			Abstain	132,273	1.46229
3	Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders:		Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	124,800	1.37968
			No	244,700	2.70519
			Abstain	8,676,088	95.91514
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs)	Alfredo Egydio Setubal	Approve	8,963,588	99.09348
			Reject	8,500	0.09397
			Abstain	73,500	0.81255
		Ana Lúcia de Mattos Barretto Villela	Approve	8,963,588	99.09348
			Reject	8,500	0.09397
			Abstain	73,500	0.81255
		Candido Botelho Bracher	Approve	7,823,053	86.48474
			Reject	1,149,035	12.70271
			Abstain	73,500	0.81255
		Fábio Colletti Barbosa (Conselheiro Independente)	Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
		Frederico Trajano Inácio (Conselheiro Independente)	Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
		João Moreira Salles	Approve	8,963,588	99.09348
			Reject	8,500	0.09397
			Abstain	73,500	0.81255
		Marco Ambrogio Crespi Bonomi (Conselheiro Independente)	Approve	7,823,053	86.48474
			Reject	1,149,035	12.70271
			Abstain	73,500	0.81255
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)	Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)	Approve	7,823,053	86.48474
			Reject	1,149,035	12.70271
			Abstain	73,500	0.81255
		Pedro Moreira Salles	Approve	8,963,588	99.09348
			Reject	8,500	0.09397
			Abstain	73,500	0.81255
		Ricardo Villela Marino	Approve	8,963,588	99.09348
			Reject	8,500	0.09397
			Abstain	73,500	0.81255
		Roberto Egydio Setubal	Approve	8,963,588	99.09348
			Reject	8,500	0.09397
			Abstain	73,500	0.81255
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.]		Yes	133,300	1.47365
			No	-	-
			Abstain	8,912,288	98.52635

Corporativo | Interno

7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		10,396	7.80180
		Ana Lúcia de Mattos Barretto Villela		10,396	7.80180
		Candido Botelho Bracher		10,396	7.80180
		Fábio Colletti Barbosa (Conselheiro Independente)		13,229	9.92793
		Frederico Trajano Inácio (Conselheiro Independente)		13,229	9.92793
		João Moreira Salles		10,396	7.80180
		Marco Ambrogio Crespi Bonomi (Conselheiro Independente)		10,396	7.80180
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)		13,229	9.92793
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)		10,396	7.80180
		Pedro Moreira Salles		10,396	7.80180
		Ricardo Villela Marino		10,396	7.80180
		Roberto Egydio Setubal		10,396	7.80180
8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	10,817,360	90.45332
			No	-	-
			Abstain	1,141,693	9.54668
9	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	4,260,700	35.62740
			No	-	-
			Abstain	7,698,353	64.37260
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	890,399,595	70.86405
			No	200,968,997	15.99448
			Abstain	165,121,268	13.14147
11	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	901,572,469	71.75326
			No	225,044,725	17.91059
			Abstain	129,872,666	10.33615
12	Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (efetivo) / João Costa (suplente)	Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
		José Caruso Cruz Henriques (efetivo) / Reinaldo Guerreiro (suplente)	Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
13	Separate election of the fiscal council - Preferred shares Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights	Artemio Bertholini (efetivo) / Rene Guimarães Andrich (suplente)	Approve	1,382,482,157	97.06074
			Reject	9,109,452	0.63955
			Abstain	32,755,792	2.29971
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$450,000,000.00:		Approve	8,972,088	99.18745
			Reject	-	-
			Abstain	73,500	0.81255
15	Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:		Approve	7,831,553	86.57871
			Reject	-	-
			Abstain	1,214,035	13.42129

(*) This refers to the total equity investments, without considering the uninterrupted percentage during the period of three months, at least, immediately prior to the General Stockholders' Meeting provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 23, 2021.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

Corporativo | Interno

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the registrar and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on April 27, 2021, 11:10 a.m., with the purpose to:

Item	Description - extraordinary agenda	Voting	Number of shares	% over total voting
1	Amend the Bylaws to streamline the structure of the Board of Officers, leaving only the positions of Chief Executive Officer and Officer (items 9.1, 9.3 e 10.3):	Approve	18,645,005	99.60734
		Reject	-	-
		Abstain	73,500	0.39266
2	Amend the Bylaws to provide for the setting up of an Executive Committee, the Company's highest executive body, to be defined by the Board of Directors (item 9.2):	Approve	18,645,005	99.60734
		Reject	-	-
		Abstain	73,500	0.39266
3	Amend the Bylaws to change the way of the Company's representation, which will be carried out by two Officers together and, when the amount involved in a transaction exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee (article 10 and item 10.1):	Approve	18,645,005	99.60734
		Reject	-	-
		Abstain	73,500	0.39266
4	Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording:	Approve	18,645,005	99.60734
		Reject	-	-
		Abstain	73,500	0.39266

São Paulo-SP, April 23, 2021.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

Corporativo | Interno